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                     May 24, 2024

       Wenxi He
       Chief Financial Officer
       Metal Sky Star Acquisition Corporation
       132 West 31st Street, 9th Floor
       New York, NY 10001

                                                        Re: Metal Sky Star
Acquisition Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
January 12, 2024
                                                            File No. 001-41344

       Dear Wenxi He:

              We issued comments on the above captioned filing on March 12, 2024. On May 2, 2024, we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856
       with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction